UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)1

                             Square Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    852235100
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                 Daniel R. Tisch
                              Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 20, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
1The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                Page 1 of 5 Pages

                                  SCHEDULE 13D


CUSIP No.       852235100                              Page  2  of  5  Pages
               -----------                                  ---    ---


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mentor Partners, L.P.  Employer I.D.# 06-126-0469
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                     (b)  |X|

-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
-------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
        NUMBER OF
                                        0
         SHARES          ------------------------------------------------------
                                   8    SHARED VOTING POWER
      BENEFICIALLY
                                        0
        OWNED BY         ------------------------------------------------------
                                   9    SOLE DISPOSITIVE POWER
          EACH
                                        0
        REPORTING        ------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
         PERSON
                                        0
          WITH
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 Pages

     This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 20, 1996 (the "Schedule 13D") by Mentor Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to Common Stock, par value $0.01 per share (the "Shares"), of Square Industries, Inc., a corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the schedule 13D.

Item 5. Interest in Securities of the Issuer.
---------------------------------------------

     The  information  set forth in Item 5 of the Schedule 13D is hereby amended
and  supplemented  by  adding  the  following   information  to  the  respective
paragraphs thereof:

           (a) As of the close of business on January 20, 1997, the Partnership owns beneficially an aggregate of 0 Shares of the Company (or 0% of the Company's Common Stock outstanding as of the close of business on January 20,
1997) and the Partnership may be deemed to own beneficially an aggregate of an additional 0 Shares of the Company (or 0% of the Company common stock outstanding as of the close of business on January 20, 1997) owned by Offshore, in each case based on the number of 1,200,856 Shares of Company Common Stock then outstanding as set forth in the Company's most recent filing with the Securities and Exchange Commission.

           (c) Except as set forth in Exhibit A, which is hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control Persons or Offshore.

                                Page 3 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             January 21, 1997
                                        ------------------------------
                                                  (Date)


                                        /s/ Daniel R. Tisch
                                        ------------------------------
                                                (Signature)


                                        Daniel R. Tisch
                                        Authorized Signatory
                                        MENTOR PARTNERS, L.P.
                                        -------------------------------
                                                (Name/Title)


                                Page 4 of 5 Pages

                                    EXHIBIT A

                    Acquisitions of Shares by the Partnership
                     and Offshore During the Past Sixty Days
                     ---------------------------------------

                 Date of             Number       Aggregate        Price Per
  Entity       Transaction         of Shares        Price           Share
  ------       -----------         ---------        -----           -----

Partnership    December  9, 1996      30,000      859,383.00        28.646

               December 10, 1996      32,000      910,646.40        28.458

               December 11, 1996       5,000      142,337.50        28.468

               December 20, 1996       4,000      114,620.00        28.655


               January 20, 1996      (71,000)   2,023,500.00        28.500
                                      (Sale)
                                       ----








Offshore       December 9, 1996        5,000       143,230.50        28.646


               January 20, 1997       (5,000)      142,500.00        28.500
                                      (Sale)
                                       ----


================================================================================
All Shares were purchased in transactions on the NASDAQ National Market.

                               Page 5 of 5 Pages